EXHIBIT 99.1

Alvarion Announces Annual General Meeting of Shareholders

ROSH HAAYIN, Israel, June 27, 2013 (GLOBE NEWSWIRE) -- Alvarion Ltd. (Nasdaq:ALVR) today announced that it will hold its Annual General Meeting of Shareholders on Thursday, August 1, 2013. The record date for shareholders entitled to vote at the Annual Meeting is July 2, 2013.

The agenda for the meeting is as follows:

(1) Reelection to the Company's Board of Directors of Mr. Amnon Yacoby for a term expiring at Alvarion's Annual General Meeting of Shareholders in 2016, or until his earlier resignation or removal.

(2) Election to Alvarion's Board of Directors of Mr. Barry Ben-Zeev (Woolfson) and Ms. Smadar Shilo as External Directors, each to hold office for a three-year term, subject to, and in accordance with, the provisions of the Israeli Companies Law, and approval of the terms of their compensation.

(3) Approval of the compensation policy of Alvarion, in accordance with the requirements of the Israeli Companies Law.

(4) Approval of the terms of the compensation to be paid to Alvarion's interim Chief Executive Officer and President, Mr. Assaf Katan.

(5) Approval of an amendment to Alvarion's Articles of Association (as amended) that increases the number of ordinary shares that Alvarion is authorized to issue from 12,008,000 ordinary shares to 17,000,000 ordinary shares and a corresponding increase in the share capital of Alvarion from NIS 1,200,800 to NIS 1,700,000.

(6) Approval of the reappointment of Kost, Forer, Gabbay & Kasierer, registered public accounting firm, a member firm of Ernst & Young Global, as Alvarion's independent registered public accounting firm for the year ending December 31, 2013 and until Alvarion's next Annual General Meeting of Shareholders, and the authorization of the Board of Directors and/or its Audit Committee to fix the annual compensation of such accounting firm.

In addition, members of Alvarion's management will be available to review and discuss Alvarion's auditor's report and consolidated financial statements for the year ended December 31, 2012.

Approval of each of Proposals 1, 2, 3, 4, 5 and 6 above requires the affirmative vote of the holders of a majority of the voting power represented at the Annual Meeting in person or by proxy and voting on the item.

Approval of each of Proposals 2, 3 and 4 is also subject to satisfaction of one of the following, additional voting requirements:

  the majority voted in favor of the proposal must include a majority of the shares held by non-controlling shareholders who do not have a personal interest in the approval of the proposal that are voted at the meeting, excluding abstentions; or

  the total number of shares held by non-controlling, disinterested shareholders (as described in the previous bullet-point) voted against the proposal must not exceed two percent (2%) of the aggregate voting rights in Alvarion.

Any two or more shareholders holding, in the aggregate, at least one-third of the voting rights in Alvarion constitutes a quorum for purposes of the Annual Meeting. In the absence of the requisite quorum of shareholders within one hour from the scheduled start time of the meeting, the meeting will be adjourned to the same day in the next week, at the same time and place, unless otherwise determined at the meeting in accordance with Alvarion's Articles of Association. At such adjourned meeting, the presence of at least two shareholders in person or by proxy (regardless of the voting power possessed by their shares) will constitute a quorum.

Additional Information and Where to Find It

In connection with the meeting, Alvarion will send to its shareholders of record a proxy statement describing the time and place, and other logistical information related to the meeting, and the various matters to be voted upon at the meeting, along with a proxy card enabling them to indicate their vote on each matter. Alvarion will also furnish copies of the proxy statement and proxy card to the Securities and Exchange Commission (SEC) in a Report of Foreign Private Issuer on Form 6-K, which may be obtained for free from the SEC's website at www.sec.gov, Alvarion's website at www.alvarion.com or by directing such request to Alvarion's Investor Relations below.

CONTACT: Investor & Media Contacts:

         Avi Stern, CFO
         +972.3.767.4333
         avi.stern@alvarion.com

         Elana Holzman, VP IR
         +972.3.645.7892
         elana.holzman@alvarion.com